05035606

SEC[illegible] [illegible]MMISSION
Washington, D.C. 20549

CM 2/7

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Golf Host Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36750 US Highway 19 North
(No. and Street)

Palm Harbor, FL 34684
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dominic Bengivengo, President 727-942-5210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

n/a
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dominic Bengivengo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Golf Host Securities, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

DARLENE M. MC CULLA
MY COMMISSION # DD 092297
EXPIRES: April 26, 2006
Bonded Thru Notary Public Underwriters

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOLF HOST SECURITIES, INC.

BALANCE SHEETS

	AS OF 12/31/2004	AS OF 12/31/2003
CURRENT ASSETS		
CASH	201,416.95	79,629.26
ACCOUNTS RECEIVABLE	61,372.16	.00
PREPAID EXPENSES & OTHER	9,659.26	15,710.57
TOTAL CURRENT ASSETS	272,448.37	95,339.83
LONG TERM INVESTMENTS	3,300.00	3,300.00
EQUIPMENT, AT COST, LESS ACCUMULATED DEPRECIATION	9,309.11	4,334.51
	285,057.48	102,974.34
CURRENT LIABILITIES		
ACCOUNTS PAYABLE	7,286.46	2,699.13
ACCRUED EXPENSES	68,028.19	14,599.63
INTERCOMPANY	53,956.20	58,179.85
TOTAL CURRENT LIABILITIES	129,270.85	75,478.61
SHAREHOLDER'S INVESTMENT		
COMMON STOCK, $1 PAR VALUE, 5,000 SHARES AUTHORIZED 1,000 SHARES ISSUED & OUTSTANDING	1,000.00	1,000.00
PAID IN CAPITAL	180,000.00	110,000.00
RETAINED EARNINGS	(83,504.27)	(10,022.89)
CURRENT YEAR NET INCOME/(LOSS)	58,290.90	(73,481.38)
TOTAL SHAREHOLDER'S INVEST	155,786.63	27,495.73
	285,057.48	102,974.34

GOLF HOST SECURITIES, INC.

STATEMENTS OF INCOME
FOR PERIOD ENDING 12/31/2004

CURRENT MONTH THIS YEAR	CURRENT MONTH PLAN 04 2004	CURRENT MONTH YR ENDING 2003		YEAR-TO-DATE THIS YEAR	YEAR-TO-DATE PLAN 04 2004	YEAR-TO-DATE YR ENDING 2003
55,324	0	16,850	REVENUES	486,302	0	252,903
			COSTS & OPERATING EXPS			
53,857	0	17,787	SELLING	406,347	0	260,910
2,853	0	11,797	GENERAL & ADMIN	21,664	0	65,474
56,711	0	29,584		428,011	0	326,384
(1,386)	0	(12,734)	OPERATING INCOME(LOSS)	58,291	0	(73,481)
0	0	0		0	0	0
(1,386)	0	(12,734)	INCOME/(LOSS) BEF TAXES	58,291	0	(73,481)
(1,386)	0	(12,734)	NET INCOME(LOSS)	58,291	0	(73,481)

GOLF HOST SECURITIES, INC.

STATEMENTS OF INCOME
FOR PERIOD ENDING 12/31/2004

CURRENT MONTH THIS YEAR	CURRENT MONTH PLAN 04 2004	CURRENT MONTH YR ENDING 2003		YEAR-TO-DATE THIS YEAR	YEAR-TO-DATE PLAN 04 2004	YEAR-TO-DATE YR ENDING 2003
56,711	0	29,584	TOTAL OPERATING EXPENSE	446,596	0	326,384
(1,386)	0	(12,734)	OPERATING INCOME/(LOSS)	39,706	0	(73,481)
			INTEREST, NET			
0	0	0	WRITEOFF OF AFFILIATE R	(18,585)	0	0
0	0	0	TOTAL	(18,585)	0	0
(1,386)	0	(12,734)	INCOME/(LOSS) BEF TAXES	58,291	0	(73,481)
			PARENT INCOME TAX CHGS			
0	0	0	TOTAL	0	0	0
(1,386)	0	(12,734)	NET INCOME/(LOSS)	58,291	0	(73,481)

GENERAL LEDGER TRIAL BALANCE

ACCOUNT-NO DESCRIPTION	BEGINNING BALANCE		TOTAL	NET CHANGE	ENDING BALANCE	BUDGET	PRIOR-YEAR
101-10500-00 PREPAID - COMMISSIONS	.00	DEBIT	8,135.00	.00	.00		
		CREDIT	8,135.00				

TRX-DATE	DR-AMOUNT	CR-AMOUNT	RUNNING-BALANCE	SOURCE	REFERENCE
12/22/04	8,135.00		8,135.00	APIN	Sales Bonus DEBBIE NOB'
12/31/04		8,135.00	.00	RKW-3	D.NOBILE BONUS

ACCOUNT-NO DESCRIPTION	BEGINNING BALANCE		TOTAL	NET CHANGE	ENDING BALANCE	BUDGET	PRIOR-YEAR
101-14000-00 ACCOUNTS RECEIVABLE-LLC	12,012.66	DEBIT	84,816.45	49,359.50	61,372.16		
		CREDIT	35,456.95				

TRX-DATE	DR-AMOUNT	CR-AMOUNT	RUNNING-BALANCE	SOURCE	REFERENCE
12/13/04	5,000.00		17,012.66	APIN	DEPOSIT FROM WIRE CARNOUSTIE
12/31/04	578.50		17,591.16	ACCURE	H.ELLIOTT-NONSALE FEE 3163 LLC
12/31/04	578.50		18,169.66	ACCURE	H.ELLIOTT-NONSALE FEE 2961 LLC
12/31/04	578.50		18,748.16	ACCURE	H.ELLIOTT-NONSALE FEE 3357 LLC
12/31/04	34,510.00		53,258.16	ACCURE	COMM DUE FROM H.ELLIOTT
12/31/04	12,814.00		66,072.16	ACCURE	COMMISSION DUE FROM LEYBURN
12/31/04	3,562.95		69,635.11	ACCURE	COMMISSION DUE FROM LEYBURN
12/31/04	280.00		69,915.11	RKW-1	ADJ WIRE FEES/HE OVERPYMT
12/31/04		19,080.00	50,835.11	1-1	LEYBURN PROPERTIES WIRE
12/31/04	12,814.00		63,649.11	ACCURE	REV COMM 1ST 3 LEYBURN UNITS
12/31/04	14,100.00		77,749.11	1-1	LEYBURN WIRE DISTRIBUTION
12/31/04		16,376.95	61,372.16	ACCURE	REV 12-31 LEYBURN ENTRIES

ACCOUNT-NO DESCRIPTION	BEGINNING BALANCE		TOTAL	NET CHANGE	ENDING BALANCE	BUDGET	PRIOR-YEAR
101-50000-00 PREPAID - INSURANCE	6,973.75	DEBIT	.00	1,394.75-	5,579.00		1,245-
		CREDIT	1,394.75				

TRX-DATE	DR-AMOUNT	CR-AMOUNT	RUNNING-BALANCE	SOURCE	REFERENCE
12/31/04		1,394.75	5,579.00	1-1	AUG-OCT LIABILITY INS

ACCOUNT-NO DESCRIPTION	BEGINNING BALANCE		TOTAL	NET CHANGE	ENDING BALANCE	BUDGET	PRIOR-YEAR
101-56800-00 LONG TERM INVESTMENTS	3,300.00	DEBIT	.00	.00	3,300.00		
		CREDIT	.00				
101-75000-00 EQUIPMENT	14,270.23	DEBIT	.00	.00	14,270.23		
		CREDIT	.00				
101-85000-00 ACCUMULATED DEPRECIATION	4,408.37-	DEBIT	.00	552.75-	4,961.12-		
		CREDIT	552.75				

TRX-DATE	DR-AMOUNT	CR-AMOUNT	RUNNING-BALANCE	SOURCE	REFERENCE
12/31/04		552.75	4,961.12-	DEPR04	Record deprec on comp equip

GENERAL LEDGER TRIAL BALANCE

ACCOUNT-NO DESCRIPTION	BEGINNING BALANCE	---------TOTAL--------		NET CHANGE	ENDING BALANCE	BUDGET	PRIOR-YEAR
102-00100-00 ACCOUNTS PAYABLE							

TRX-DATE	DR-AMOUNT	CR-AMOUNT	RUNNING-BALANCE	SOURCE	REFERENCE
12/31/04		29.00	564.19-	ACCURE	DEC CREDIT CARD-PAST DUE FEE
12/31/04		13.60	577.79-	ACCURE	DEC CREDIT CARD-FINANCE CHRGS
12/31/04		2,894.80	3,472.59-	ACCURE	REV COMM 1ST 3 LEYBURN UNITS
12/31/04		354.75	3,827.34-	ACCRUE	REMEDY 12-26-04
12/31/04		19.90	3,847.24-	ACCRUE	CREDIT CARD-EBAY
12/31/04		39.00	3,886.24-	ACCRUE	CREDIT CARD-MEMBER FEE
12/31/04		4.23	3,890.47-	ACCRUE	CREDIT CARD-FINANCE CHRGS
12/31/04		46.50	3,936.97-	ACCRUE	CREDIT CARD-LUNCHES
12/31/04		9.95	3,946.92-	ACCRUE	CREDIT CARD-EBAY
12/31/04		59.00	4,005.92-	ACCRUE	CREDIT CARD-FLOWERS
12/31/04		29.00	4,034.92-	ACCRUE	CREDIT CARD-PAST DUE FEES
12/31/04		2.63	4,037.55-	ACCRUE	CREDIT CARD-FINANCE CHRGS
12/31/04		229.84	4,267.39-	ACCRUE	FEDERAL EXPRESS 12-17-04
12/31/04		485.00	4,752.39-	ACCRUE	H.ELLIOTT-NONSALE FEE #2748
12/31/04		144.64	4,897.03-	ACCRUE	FEDERAL EXPRESS 9-14-04
12/31/04		75.43	4,972.46-	ACCRUE	FEDERAL EXPRESS 10-19-04
12/31/04		578.50	5,550.96-	ACCRUE	H.ELLIOTT-NONSALE FEE #2983
12/31/04		578.50	6,129.46-	ACCRUE	H.ELLIOTT-NONSALE FEE #3163
12/31/04		578.50	6,707.96-	ACCRUE	H.ELLIOTT-NONSALE FEE #2961
12/31/04		578.50	7,286.46-	ACCRUE	H.ELLIOTT-NONSALE FEE #3357

ACCOUNT-NO DESCRIPTION	BEGINNING BALANCE		TOTAL	NET CHANGE	ENDING BALANCE	BUDGET	PRIOR-YEAR
102-10100-00 PAYROLL	.00	DEBIT	4,155.00	10,832.00-	10,832.00-		
		CREDIT	14,987.00				

TRX-DATE	DR-AMOUNT	CR-AMOUNT	RUNNING-BALANCE	SOURCE	REFERENCE
12/31/04		5,349.00	5,349.00-	ACCURE	NON-LEYBURN UNIT CHARGES
12/31/04		3,897.00	9,246.00-	ACCURE	PYMT OF LEYBURN COMMISSION
12/31/04		2,630.00	11,876.00-	RKW-3	D.NOBILE BONUS
12/31/04		765.00	12,641.00-	RKW-3	D.NOBILE BONUS
12/31/04	258.00		12,383.00-	ACCURE	CORRECT 24%-18% NONLEYBURN
12/31/04		2,346.00	14,729.00-	ACCURE	REV COMM 1ST 3 LEYBURN UNITS
12/31/04	3,897.00		10,832.00-	ACCURE	REV 12-31 LEYBURN ENTRIES

ACCOUNT-NO DESCRIPTION	BEGINNING BALANCE		TOTAL	NET CHANGE	ENDING BALANCE	BUDGET	PRIOR-YEAR
102-10600-00 CO-BROKERAGE COMMISSIONS	.00	DEBIT	6,519.00	.00	.00		
		CREDIT	6,519.00				

TRX-DATE	DR-AMOUNT	CR-AMOUNT	RUNNING-BALANCE	SOURCE	REFERENCE
12/31/04		6,519.00	6,519.00-	RKW-2	US HOST COMM-LEYBURN
12/31/04	6,519.00		.00	RKW-5	REV 12-31 LEYBURN ENTRIES

ACCOUNT-NO DESCRIPTION	BEGINNING BALANCE		TOTAL	NET CHANGE	ENDING BALANCE	BUDGET	PRIOR-YEAR
102-10800-00 AUDIT FEES	4,300.00-	DEBIT	.00	.00	4,300.00-		6,900-
		CREDIT	.00				

GENERAL LEDGER TRIAL BALANCE

ACCOUNT-NO DESCRIPTION	BEGINNING BALANCE	---------TOTAL--------		NET CHANGE	ENDING BALANCE	BUDGET	PRIOR-YEAR
675-01000-10 SALES COMMISSIONS	84,435.00	DEBIT	53,071.54	13,306.99	97,741.99		
		CREDIT	39,764.55				

TRX-DATE	DR-AMOUNT	CR-AMOUNT	RUNNING-BALANCE	SOURCE	REFERENCE
12/31/04	4,314.00		88,749.00	ACCURE	NON-LEYBURN UNIT CHARGES
12/31/04	3,143.00		91,892.00	ACCURE	PYMT OF LEYBURN COMMISSION
12/31/04		30,000.00	61,892.00	RKW-4	REV DEF COMM @ 11-30
12/31/04	6,519.00		68,411.00	NL-1	To correct acct # Co-broke
12/31/04	1,334.00		69,745.00	1-1	DEC PAYROLL
12/31/04	1,988.00		71,733.00	ACCURE	REV COMM 1ST 3 LEYBURN UNITS
12/31/04		3,143.00	68,590.00	ACCURE	REV 12-31 LEYBURN ENTRIES
12/31/04		6,519.00	62,071.00	RKW-5	REV 12-31 LEYBURN ENTRIES
12/31/04	35,773.54		97,844.54	RKW-6	Record def comm due to DAB
12/31/04		102.55	97,741.99	RKW-7	correct distribution

ACCOUNT-NO DESCRIPTION	BEGINNING BALANCE	---------TOTAL--------		NET CHANGE	ENDING BALANCE	BUDGET	PRIOR-YEAR
675-02000-10 MANAGEMENT S & W	91,929.36	DEBIT	19,400.00	19,400.00	111,329.36		6,100
		CREDIT	.00				

TRX-DATE	DR-AMOUNT	CR-AMOUNT	RUNNING-BALANCE	SOURCE	REFERENCE
12/31/04	10,000.00		101,929.36	RKW-3	D.NOBILE BONUS
12/31/04	9,400.00		111,329.36	1-1	DEC PAYROLL DOM/DEB

ACCOUNT-NO DESCRIPTION	BEGINNING BALANCE	---------TOTAL--------		NET CHANGE	ENDING BALANCE	BUDGET	PRIOR-YEAR
675-05000-10 ADVERTISING	284.75	DEBIT	.00	.00	284.75		
		CREDIT	.00				
750-00030-10 SECRETARIAL SAL	59,999.75	DEBIT	4,406.27	4,406.27	64,406.02		4,567
		CREDIT	.00				

TRX-DATE	DR-AMOUNT	CR-AMOUNT	RUNNING-BALANCE	SOURCE	REFERENCE
12/15/04	379.50		60,379.25	APIN	Wendy Longman 11-28 REMEDY
12/31/04	3,672.02		64,051.27	1-1	DEC SECRETARY.
12/31/04	354.75		64,406.02	ACCRUE	REMEDY 12-26-04

ACCOUNT-NO DESCRIPTION	BEGINNING BALANCE	---------TOTAL--------		NET CHANGE	ENDING BALANCE	BUDGET	PRIOR-YEAR
750-00040-10 LABOR RELATED	46,610.22	DEBIT	9,920.36	8,900.51	55,510.73		2,823
		CREDIT	1,019.85				

TRX-DATE	DR-AMOUNT	CR-AMOUNT	RUNNING-BALANCE	SOURCE	REFERENCE
12/31/04	1,035.00		47,645.22	ACCURE	NON-LEYBURN UNIT CHARGES
12/31/04	754.00		48,399.22	ACCURE	PYMT OF LEYBURN COMMISSION
12/31/04	765.00		49,164.22	RKW-3	D.NOBILE BONUS
12/31/04	765.00		49,929.22	RKW-3	D.NOBILE BONUS
12/31/04		258.00	49,671.22	ACCURE	CORRECT 24%-18% NONLEYBURN
12/31/04	3,506.68		53,177.90	1-1	DEC PAYROLL
12/31/04	358.00		53,535.90	ACCURE	REV COMM 1ST 3 LEYBURN UNITS
12/31/04		754.00	52,781.90	ACCURE	REV 12-31 LEYBURN ENTRIES
12/31/04	2,736.68		55,518.58	RKW-6	Record def comm due to DAB
12/31/04		7.85	55,510.73	RKW-7	correct distribution

GENERAL LEDGER TRIAL BALANCE

ACCOUNT-NO DESCRIPTION	BEGINNING BALANCE	---------TOTAL--------		NET CHANGE	ENDING BALANCE	BUDGET	PRIOR-YEAR
750-00129-10 TELEPHONE	7,304.11	DEBIT	908.87	908.87	8,212.98		435
		CREDIT	.00				

TRX-DATE	DR-AMOUNT	CR-AMOUNT	RUNNING-BALANCE	SOURCE	REFERENCE	
12/15/04	176.86		7,480.97	APIN	Cell Phone	SPRINT PCS
12/31/04	732.01		8,212.98	1-1	DEC LD	

ACCOUNT-NO DESCRIPTION	BEGINNING BALANCE		TOTAL	NET CHANGE	ENDING BALANCE	BUDGET	PRIOR-YEAR
750-00130-10 ADV. MEDIA	59.70	DEBIT	29.85	29.85	89.55		123
		CREDIT	.00				

TRX-DATE	DR-AMOUNT	CR-AMOUNT	RUNNING-BALANCE	SOURCE	REFERENCE
12/31/04	19.90		79.60	ACCRUE	CREDIT CARD-EBAY
12/31/04	9.95		89.55	ACCRUE	CREDIT CARD-EBAY

ACCOUNT-NO DESCRIPTION	BEGINNING BALANCE		TOTAL	NET CHANGE	ENDING BALANCE	BUDGET	PRIOR-YEAR
750-00135-10 ADV. DIRECT MAIL	1,918.38	DEBIT	.00	.00	1,918.38		337
		CREDIT	.00				
750-00142-10 ADV. CREAT & COLL	8,139.28	DEBIT	459.41	407.25	8,546.53		619
		CREDIT	52.16				

TRX-DATE	DR-AMOUNT	CR-AMOUNT	RUNNING-BALANCE	SOURCE	REFERENCE
12/31/04	102.72		8,242.00	1-1	DAVID ROWELL RECLASS
12/31/04		52.16	8,189.84	1-1	DAVID ROWELL RECLASS
12/31/04	356.69		8,546.53	1-1	DAVID ROWELL RECLASS

ACCOUNT-NO DESCRIPTION	BEGINNING BALANCE		TOTAL	NET CHANGE	ENDING BALANCE	BUDGET	PRIOR-YEAR
750-00145-10 PUBLIC REL. ON SITE	11,987.23	DEBIT	1,527.43	1,527.43	13,514.66		551
		CREDIT	.00				

TRX-DATE	DR-AMOUNT	CR-AMOUNT	RUNNING-BALANCE	SOURCE	REFERENCE
12/31/04	59.00		12,046.23	ACCURE	DEC CREDIT CARD-FLOWERS
12/31/04	59.00		12,105.23	ACCURE	DEC CREDIT CARD-FLOWERS
12/31/04	307.34		12,412.57	ACCURE	DEC CREDIT CARD-BURDINES
12/31/04	18.11		12,430.68	ACCURE	DEC CREDIT CARD-WALMART
12/31/04	85.49		12,516.17	ACCURE	DEC CREDIT CARD-PUBLIX
12/31/04	608.83		13,125.00	1-1	DEC BIZ EXPENSE
12/31/04	330.66		13,455.66	1-1	DEC BIZ EXP-DY'S GIFT CERT
12/31/04	59.00		13,514.66	ACCRUE	CREDIT CARD-FLOWERS

ACCOUNT-NO DESCRIPTION	BEGINNING BALANCE		TOTAL	NET CHANGE	ENDING BALANCE	BUDGET	PRIOR-YEAR
750-00150-10 AUTO & EQUIP RENT	8,275.60	DEBIT	46.17	46.17	8,321.77		1,185
		CREDIT	.00				

TRX-DATE	DR-AMOUNT	CR-AMOUNT	RUNNING-BALANCE	SOURCE	REFERENCE
12/31/04	46.17		8,321.77	1-1	DEC FUEL

GENERAL LEDGER TRIAL BALANCE

ACCOUNT-NO DESCRIPTION	BEGINNING BALANCE		TOTAL	NET CHANGE	ENDING BALANCE	BUDGET	PRIOR-YEAR
750-00450-10 SECURITIES FEES	3,848.30	DEBIT	395.00	395.00	4,243.30		
		CREDIT	.00				

TRX-DATE	DR-AMOUNT	CR-AMOUNT	RUNNING-BALANCE	SOURCE	REFERENCE	
12/13/04	395.00		4,243.30	APIN	RENEWAL FEE	NASD, CRD-

ACCOUNT-NO DESCRIPTION	BEGINNING BALANCE		TOTAL	NET CHANGE	ENDING BALANCE	BUDGET	PRIOR-YEAR
750-00510-10 WRITEOFF AFFILIATE RECEIVEABLE	18,584.60-	DEBIT	.00	.00	18,584.60-		
		CREDIT	.00				
GRAND TOTALS:	.00	DEBIT	351,430.83	.00	.00		6-
		CREDIT	351,430.83				